Filed by Jacobs Engineering Group Inc.

pursuant to Rule 425 under the Securities

Act of 1933, as amended, and deemed filed

pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended

Subject Company: CH2M Hill Companies, Ltd.

Commission File No.: 000-27261

August 2, 2017

For Immediate Release

Jacobs Appoints Gary Mandel to Lead Integration of Newly Announced CH2M Acquisition

Vinayak Pai Appointed Jacobs’ Interim Head of Global Petroleum & Chemicals

DALLAS – Jacobs Engineering Group Inc. (NYSE:JEC), as part of the separately announced acquisition of CH2M HILL Companies Ltd., has formed an Integration Management Office (IMO) to oversee the integration of Jacobs and CH2M. The IMO will be jointly led on a full-time, dedicated basis by senior executives from both companies. Gary Mandel, who joined Jacobs six years ago through the Aker Solutions Process & Construction acquisition, and most recently served as Jacobs President of Petroleum & Chemicals (P&C), has been appointed to lead the integration for Jacobs. In addition, Jacobs announced that Vinayak Pai has been appointed interim head of global Petroleum & Chemicals.

“I have the greatest confidence in these accomplished executives in their new roles,” said Steve Demetriou, Jacobs Chairman and CEO. “Gary’s previous leadership responsibilities over a 35 year career, including his extensive experience in infrastructure and government services, coupled with the fact that he has successfully navigated many global acquisitions and integrations make him a great fit for this new role.”

“We also extend our appreciation to Vinayak for taking on these expanded responsibilities. Vinayak’s deep experience in the oil and gas, refining and chemical industries position him well to lead the P&C business on an interim basis.”

About Gary Mandel

Previously, Mandel served as President of Jacobs’ global P&C business serving clients in the oil and gas, refining and chemicals market sectors – offering a full range of consulting, PMC, EPC and EPCm services. He also led Jacobs’ global Mining and Minerals business. As a result of Jacobs’ acquisition of Aker Solutions Process & Construction business in 2011, Mandel joined Jacobs as Executive Vice President of Operations overseeing various global portfolios including, upstream and downstream oil and gas business, as well as the heavy process, biopharma, infrastructure, consulting, module fabrication, specialty chemicals and mining and minerals markets. Prior to joining Jacobs, Mandel served as Executive Vice President for Aker Solutions, overseeing their oil and gas, process, energy and government services business. Mandel also spent 15 years at Brown & Root in various project leadership roles for the global construction, engineering and maintenance company.

About Vinayak Pai

Previously, Pai served as Senior Vice President Global Operations for Jacobs’ P&C business with responsibility for global integrated delivery and EPC and EPCm project delivery excellence globally. Pai, who joined Jacobs in 2013, has more than 28 years of experience in the oil and gas and petrochemical industry, with extensive experience in executing upstream and downstream projects. Pai received an executive MBA from IIT Mumbai, a post graduate in management from Symbiosis Institute in Pune, India and holds an Engineering degree from the College of Engineering in Pune.

About Jacobs

Jacobs is one of the world’s largest and most diverse providers of full-spectrum technical, professional and construction services for industrial, commercial and government organizations globally. The company employs over 54,000 people and operates in more than 25 countries around the world. For more information, visit www.jacobs.com.

Forward Looking Statements

Certain statements contained in this document constitute forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. Statements made in this press release that are not based on historical fact are forward-looking statements, including statements regarding whether and when the proposed transaction between Jacobs and CH2M will be consummated and the anticipated benefits thereof. Although such statements are based on management’s current estimates and expectations, and currently available competitive, financial, and economic data, forward-looking statements are inherently uncertain, and you should not place undue reliance on such statements as actual results may differ materially. We caution the reader that there are a variety of risks, uncertainties and other factors that could cause actual results to differ materially from what is contained, projected or implied by our forward-looking statements. The potential risks and uncertainties include, among others, the possibility that CH2M may be unable to obtain required stockholder approval or that other conditions to closing the transaction may not be satisfied, such that the transaction will not close or that the closing may be delayed; general economic conditions; the possibility of unexpected costs, liabilities or delays in connection with the transaction; risks that the transaction disrupts current plans and operations of the parties to the transaction; the ability to recognize the benefits of the transaction; the amount of the costs, fees, expenses and charges related to the transaction and the actual terms of any financings that will be obtained for the transaction; the outcome of any legal proceedings related to the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement. For a description of some additional factors that may occur that could cause actual results to differ from our forward-looking statements see Jacobs’ Annual Report on Form 10-K for the period ended September 30, 2016, and CH2M’s Annual Report on Form 10-K for the period ended December 30, 2016 and in particular “Risk Factors” discussing thereunder, as well as Jacobs’ and CH2M’s other filings with the Securities and Exchange Commission. Neither Jacobs nor CH2M is under any duty to update any of the forward-looking statements after the date of this press release to conform to actual results, except as required by applicable law.

Additional Information and Where to Find It

In connection with the proposed acquisition of CH2M by Jacobs pursuant to the terms of an Agreement and Plan of Merger by and among CH2M, Jacobs and Basketball Merger Sub Inc., a wholly owned subsidiary of Jacobs (“Merger Sub”), Jacobs intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Form S-4”) that will contain a proxy statement of CH2M and a prospectus of Jacobs, which proxy statement/prospectus will be mailed or otherwise disseminated to CH2M’s stockholders when it becomes available. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT JACOBS, CH2M AND THE MERGER. Investors may obtain free copies of the proxy statement/prospectus when it becomes available, as well as other filings containing information about Jacobs and CH2M, without charge, at the SEC’s Internet website (http://www.sec.gov). Copies of these documents may also be obtained for free from the companies’ websites at www.jacobs.com or www.ch2m.com

Participants in Solicitation

Jacobs, CH2M and their respective officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of CH2M in connection with the proposed Merger of Merger Sub with and into CH2M. Information about Jacobs’ executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on November 22, 2016 and its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on December 9, 2016. Information about CH2M’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on March 7, 2017, and the proxy statements for its 2017 annual meeting of stockholders, which was filed with the SEC on April 24, 2017. Investors may obtain more detailed information regarding the direct and indirect interests of Jacobs, CH2M and their respective executive officers and directors in the acquisition by reading the preliminary and definitive proxy statement/prospectus regarding the proposed transaction when it is filed with the SEC. When available, you may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This press release relates to a proposed business combination between Jacobs and CH2M. This press release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This document is not a substitute for the prospectus or any other document that Jacobs or CH2M may file with the SEC in connection with the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Contacts for Jacobs

Media

Mendi Head

Vice President, Global Communications

214 920 8015 – office

972 743 7699 – mobile

mendi.head@jacobs.com

Investors

Jonathan Doros

Vice President, Investor Relations

214 583 8596 – office

817 239 3457

jonathan.doros@jacobs.com